UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mallard Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

561204 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561204 108

1.	Names of Reporting Persons Mallard Founders Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,750,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 561204 108

1.	Names of Reporting Persons P. Jeffrey Leck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,750,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,750,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 561204 108

1.	Names of Reporting Persons John F. Kirtley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,750,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,750,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. Both P. Jeffrey Leck and John F. Kirtley are the managing members of Mallard Founders Holdings, LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Mallard Founders Holdings, LLC and share voting and dispositive control over such securities.

(2)	Excludes 5,000,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 13,750,000 shares of Common Stock issued and outstanding.

Item 1(a).	Name of Issuer

Mallard Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

19701 Bethel Church Road, Suite 302

Cornelius, NC 28031

Item 2(a).	Names of Persons Filing

Mallard Founders Holdings, LLC, P. Jeffrey Leck and John F. Kirtley (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

19701 Bethel Church Road, Suite 302

Cornelius, NC 28031

Item 2(c).	Citizenship

Mallard Founders Holdings, LLC is a limited liability company formed in Delaware. Both P. Jeffrey Leck and John F. Kirtley are citizens of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

561204 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 2,750,000 of the Issuer’s shares of Common Stock, representing 20% of the total shares of Common Stock issued and outstanding.

The percentage of the shares of Common Stock held by the Reporting Persons is based on 13,750,000 shares of Common Stock issued and outstanding as of December 31, 2020.

Mallard Founders Holdings, LLC is the record holder of the shares reported herein. Both P. Jeffrey Leck and John F. Kirtley are the managing members of Mallard Founders Holdings, LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Mallard Founders Holdings, LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

MALLARD FOUNDERS HOLDINGS, LLC, a Delaware limited liability company

By:	P. JEFFREY LECK, as the managing member of Mallard Founders Holdings, LLC

By:	/s/ P. Jeffrey Leck
Name:	P. Jeffrey Leck
Title:	Managing Member

/s/ P. Jeffrey Leck
/s/ P. Jeffrey Leck

/s/ John F. Kirtley
John F. Kirtley

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, $0.0001 par value per share, of Mallard Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

MALLARD FOUNDERS HOLDINGS, LLC, a Delaware limited liability company

By:	P. JEFFREY LECK, as the managing member of Mallard Founders Holdings, LLC

By:	/s/ P. Jeffrey Leck
Name:	P. Jeffrey Leck
Title:	Managing Member

/s/ P. Jeffrey Leck
/s/ P. Jeffrey Leck

/s/ John F. Kirtley
John F. Kirtley